Exhibit 7

ERRATUM

     Notwithstanding the inaccurate reference to “March 5, 2004” on page 2 of the enclosed Information Circular under the heading “Voting Shares and Principal Holders Thereof”, the record date for the determination of shareholders of Hawker Resources Inc. who are entitled to notice and to vote at the Annual and Special Meeting of shareholders to be held on April 28, 2004 is March 15, 2004, as previously disclosed in the Notice of Meeting and Record Date filed on the SEDAR disclosure network (www.sedar.com) on March 1, 2004.